       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma financial information gives effect to the L-3 Acquisition, the 1998 Acquisitions and the Offerings (collectively, the "Transactions"). The Offerings include the Notes Offering and the contribution by Holdings to the Company of the proceeds of the Common Stock Offering. The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions as if they had occurred as of January 1, 1997. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred as of December 31, 1997. The pro forma financial information is based on (i) the consolidated financial statements of the Company for the nine-month period ended December 31, 1997, (ii) the Combined Statement of Operations of the Predecessor Company for the three-month period ended March 31, 1997 and (iii) the financial statements of the 1998 Acquisitions for the year ended December 31, 1997, using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

   The pro forma adjustments are based upon preliminary estimates. Actual adjustments will be based on final appraisals and other analyses of fair values and adjustment of the final purchase price. Changes between preliminary and final allocations for the valuation of contracts-in-process, inventories, fixed assets, pension liabilities and deferred taxes could be material. The pro forma statement of operations does not reflect any cost savings that management of the Company believes would have resulted had the Transactions occurred on January 1, 1997. The pro forma financial information should be read in conjunction with (i) the audited Consolidated (Combined) Financial Statements of the Company and the Predecessor Company as of December 31, 1997 and for the nine months ended December 31, 1997 and the three months ended March 31, 1997, (ii) the audited financial statements of STS for the year ended June 30, 1997, (iii) the unaudited condensed financial statements of STS as of December 31, 1997 and for the six months ended December 31, 1997 and 1996, (iv) the audited consolidated financial statements of ILEX as of December 31, 1997 and for the year ended December 31, 1997 and (v) the audited combined financial statements of Ocean Systems as of December 31, 1997 and for the year ended December 31, 1997, all of which are included elsewhere herein. The unaudited pro forma condensed financial information may not be indicative of the financial position and results of operations of the Company that actually would have occurred had the Transactions been in effect on the dates indicated or the financial position and results of operations that may be obtained in the future.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER
                        DATA YEAR ENDED DECEMBER 31, 1997

                                    PREDECESSOR
                       COMPANY        COMPANY
                     NINE MONTHS    THREE MONTHS      PRO FORMA
                        ENDED          ENDED         ADJUSTMENTS
                    DECEMBER 31,     MARCH 31,           L-3
                        1997          1997(1)      ACQUISITION(1)
                    -------------- --------------  ----------------

                                    ($ in millions)
STATEMENT OF
 OPERATIONS DATA:
Sales............. $546.5              $158.9           $(1.8)
Costs and
 expenses.........  490.6               151.0            (3.2)
                   -------------- --------------  ----------------
  Operating
   income (loss) .   55.9                 7.9             1.4
Interest and
 investment
 income
 (expense)........    1.4                  --              --
Interest expense .   29.9                 8.4             1.5
                   -------------- --------------  ----------------
  Income (loss)
   before income
   taxes..........   27.4                (0.5)           (0.1)
Income tax
 expense
 (benefit)........   10.7                (0.2)             --
                   -------------- --------------  ----------------
  Net income
   (loss)......... $ 16.7              $ (0.3)          $(0.1)
                   ============== ==============  ================
OTHER DATA:
EBITDA(7)......... $ 78.1
Depreciation
 expense..........   13.3
Amortization
 expense .........    8.9
Capital
 expenditures ....   11.9
Ratio of earnings
 to fixed
 charges(8).......    1.8x
Ratio of
 EBITDA(7) to
 cash interest
 expense(9).......    2.8x
Ratio of net debt
 to EBITDA(7).....

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                     PRO FORMA
                                                    ADJUSTMENTS    PRO FORMA
                     PRO FORMA                    ---------------   COMPANY
                        L-3            1998            1998        BEFORE THE      THE
                    ACQUISITION   ACQUISITIONS(3)  ACQUISITIONS    OFFERINGS    OFFERINGS    PRO FORMA
                   ------------- ---------------  --------------  ------------  ----------- -----------

STATEMENT OF
 OPERATIONS DATA:
Sales.............     $703.6         $190.4           $  --         $894.0       $  --       $894.0
Costs and
 expenses.........      638.4          196.3             1.0 (4)      835.7          --        835.7
                   ------------- ---------------  -------------- ------------  ----------- -----------
  Operating
   income (loss) .       65.2           (5.9)           (1.0)          58.3          --         58.3
Interest and
 investment
 income
 (expense)........        1.4           (0.1)           (1.4)(5)       (0.1)         --         (0.1)
Interest expense .       39.8            0.5             5.2 (5)       45.5        (1.7)(5)     43.8
                   ------------- ---------------  -------------- ------------  ----------- -----------
  Income (loss)
   before income
   taxes..........       26.8           (6.5)           (7.6)          12.7         1.7         14.4
Income tax
 expense
 (benefit)........       10.5           (4.0)           (3.0)(6)        3.5         0.7 (6)      4.2
                   ------------- ---------------  -------------- ------------  ----------- -----------
  Net income
   (loss).........     $ 16.3         $ (2.5)          $(4.6)           9.2       $ 1.0       $ 10.2
                   ============= ===============  ============== ============  =========== ===========
OTHER DATA:
EBITDA(7).........                                                   $ 95.1                   $ 95.1
Depreciation
 expense..........                                                     22.0                     22.0
Amortization
 expense .........                                                     14.8                     14.8
Capital
 expenditures ....                                                     19.9                     19.9
Ratio of earnings
 to fixed
 charges(8).......                                                      1.3x                     1.3x
Ratio of
 EBITDA(7) to
 cash interest
 expense(9).......                                                      2.2x                     2.3x
Ratio of net debt
 to EBITDA(7).....                                                      4.9x                     4.0x

 See notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AT DECEMBER 31, 1997

                                                                     PRO FORMA
                                                                    ADJUSTMENTS    PRO FORMA
                                                                  --------------    COMPANY
                                                       1998            1998        BEFORE THE       THE
                                        COMPANY   ACQUISITIONS(3)  ACQUISITIONS    OFFERINGS   OFFERINGS(5)   PRO FORMA
                                       --------- ---------------   -------------- ------------  ------------ -----------
                                                                        ($ IN MILLIONS)
ASSETS
Current assets:
 Cash and cash equivalents............   $ 77.5       $  4.9          $(82.4)(4)         --       $  50.0      $ 50.0
 Contracts in process.................    167.2         85.2            (2.5)(4)     $249.9            --       249.9
 Other current assets.................     22.7          2.0              --           24.9            --        24.7
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total current assets...............    267.4         92.1           (84.9)         274.6          50.0       324.6
                                       --------- ---------------  -------------- ------------  ------------ -----------
Property, plant and equipment, net ...     83.0         24.9            (3.4)(4)      104.5            --       104.5
Intangibles, primarily cost in excess
 of net assets acquired, net of
 amortization.........................    297.5          2.2            91.7 (4)      391.4            --       391.4
Other assets..........................     55.5          2.5            12.0 (6)       70.0           5.5        75.5
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total assets.......................   $703.4       $121.7          $ 15.4         $840.5       $  55.5      $896.0
                                       ========= ===============  ============== ============  ============ ===========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt ...   $  5.0       $  0.3              --         $  5.3       $  (3.2)     $  2.1
 Accounts payable and accrued
  expenses............................     68.6         30.6              --           99.2            --        99.2
 Customer advances and amounts  in
 excess of costs incurred.............     34.5         16.2              --           50.7            --        50.7
 Other current liabilities............     27.5          6.2              --           33.7            --        33.7
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total current liabilities..........    135.6         53.3              --          188.9          (3.2)      185.7
                                       --------- ---------------  -------------- ------------  ------------ -----------
Pension, postretirement benefits and
 other liabilities....................     43.1         11.0              --           54.1            --        54.1
Revolving credit facility.............       --           --          $ 71.5 (2)       71.5         (71.5)         --
Term loan facilities..................    167.0           --              --          167.0        (111.8)       55.2
Senior subordinated notes.............    225.0           --              --          225.0         150.0       375.0
Industrial development bond...........       --          1.3              --            1.3                       1.3
Shareholders' equity..................    132.7         56.1           (56.1)         132.7          92.0       224.7
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total liabilities and
    shareholders' equity..............   $703.4       $121.7          $ 15.4         $840.5       $  55.5      $896.0
                                       ========= ===============  ============== ============  ============ ===========

 See notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following facts and assumptions were used in determining the pro forma effect of the Transactions.

1. The Company's historical financial statements reflect the results of operations of the Company since the effective date of the L-3 Acquisition, April 1, 1997, and the Predecessor Company historical financial statements reflect the results of operations of the Predecessor Company for the three months ended March 31, 1997. The adjustments made to the pro forma statement of operations for the three months ended March 31, 1997, relating to the Predecessor Company are: (a) the elimination of $1.8 million of sales and $1.8 million of costs and expenses related to the Hycor business, which was acquired as part of the L-3 Acquisition and which has been accounted for as "net assets of acquired business held for sale", (b) a reduction to costs and expenses of $0.8 million to record amortization expenses on the excess of the L-3 Acquisition purchase price over net assets acquired of $303.2 million over 40 years, net of the reversal of amortization expenses of intangibles included in the Predecessor Company historical financial statements, (c) a reduction to costs and expenses of $0.6 million to record estimated pension cost on a separate company basis net of the reversal of the allocated pension cost included in the Predecessor Company historical financial statements and
   (d) a net increase to interest expense of $1.5 million, comprised of a $0.2 million allocated interest expense reduction related to the Hycor business and a net $1.7 million increase related to the Company's assumed cost of borrowing rate of 10.15% and borrowings of $400.0 million compared to an assumed cost of borrowing rate of 7.10% and borrowings of $473.6 million reflected in the historical financial statements of the Predecessor Company. A statutory (federal, state and foreign) tax rate of 39.0% was assumed on these pro forma adjustments.

2. On February 5, 1998, L-3 Communications purchased the assets of STS for $27.0 million of cash. On February 10, 1998, L-3 Communications entered into a definitive agreement to purchase substantially all the assets of ILEX for $51.9 million of cash plus additional consideration contingent upon post-acquisition performance of ILEX. On December 22, 1997, L-3 Communications entered into a definitive agreement to purchase the assets of Ocean Systems for $67.5 million of cash. The ILEX and Ocean Systems acquisitions are expected to close in the first quarter of 1998.

   All of the aforementioned purchase prices are subject to adjustment based upon the actual closing net assets or working capital as defined. For purposes of the pro forma financial information, the aggregate purchase prices (including estimated expenses of $2.6 million) for the 1998 Acquisitions of $149.0 million were assumed to be financed using cash on hand of $77.5 million and initially using $71.5 million of borrowings under the Revolving Credit Facility. See Note 5 for the pro forma effects of the Offerings on interest expense and long-term debt including the Revolving Credit Facility.

3. The pro forma statement of operations and the pro forma balance sheet include the following historical financial data for the 1998 Acquisitions. Such data have been derived from each entity's historical financial statements included elsewhere herein.
   The pro forma statement of operations includes the following:

                                                 YEAR ENDED DECEMBER 31, 1997
                                          -------------------------------------------
                                                              OCEAN         1998
                                           STS(A)    ILEX    SYSTEMS    ACQUISITIONS
                                          -------- -------  --------- --------------
                                                        ($ IN MILLIONS)
Sales....................................   $53.9    $63.5    $73.0        $190.4
Costs and expenses.......................    61.7     55.9     78.7         196.3
                                          -------- -------  --------- --------------
  Operating (loss) income................    (7.8)     7.6     (5.7)         (5.9)
Interest and investment income
 (expense)...............................      --     (0.2)     0.1          (0.1)
Interest expense.........................      --       --      0.5           0.5
                                          -------- -------  --------- --------------
  Income (loss) before income taxes .....    (7.8)     7.4     (6.1)         (6.5)
Income tax (benefit) provision ..........    (2.1)     0.5     (2.4)         (4.0)
                                          -------- -------  --------- --------------
  Net (loss) income......................   $(5.7)   $ 6.9    $(3.7)       $ (2.5)
                                          ======== =======  ========= ==============

------------
(a) Represents fiscal year ended June 30, 1997 plus the six month period ended December 31, 1997 minus the six month period ended December 31, 1996.

   For the 1998 Acquisitions, the pro forma balance sheet includes the following historical financial data:

                                                                                     OCEAN         1998
                                                                    STS     ILEX    SYSTEMS    ACQUISITIONS
                                                                  ------- -------  --------- --------------
                                                                               ($ IN MILLIONS)
ASSETS
Current assets:
 Cash and cash equivalents.......................................     --    $ 4.9       --        $  4.9
 Contracts in process............................................  $32.6     13.2    $39.4          85.2
 Other current assets............................................     --      0.3      1.7           2.0
                                                                  ------- -------  --------- --------------
  Total current assets...........................................   32.6     18.4     41.1          92.1
                                                                  ------- -------  --------- --------------
Property, plant and equipment, net...............................    7.2      0.9     16.8          24.9
Intangibles, primarily cost in excess of net assets acquired,
 net of amortization.............................................     --      0.4      1.8           2.2
Other assets.....................................................     --      0.1      2.4           2.5
                                                                  ------- -------  --------- --------------
  Total assets...................................................  $39.8    $19.8    $62.1        $121.7
                                                                  ======= =======  ========= ==============
LIABILITIES AND NET ASSETS
Current liabilities:
 Current portion of long-term debt...............................  $ 0.2    $ 0.1       --        $  0.3
 Accounts payable and accrued expenses...........................    6.5      5.4    $18.7          30.6
 Customer advances and amounts in excess of costs incurred ......     --       --     16.2          16.2
 Other current liabilities.......................................    3.7      2.5       --           6.2
                                                                  ------- -------  --------- --------------
  Total current liabilities......................................   10.4      8.0     34.9          53.3
                                                                  ------- -------  --------- --------------
Pension, postretirement benefits and other liabilities ..........     --       --     11.0          11.0
Industrial development bond......................................    1.3       --       --           1.3
Net assets.......................................................   28.1     11.8     16.2          56.1
                                                                  ------- -------  --------- --------------
  Total liabilities and net assets...............................  $39.8    $19.8    $62.1        $121.7
                                                                  ======= =======  ========= ==============

4. The aggregate estimated excess of purchase price over fair value of net assets acquired of the 1998 Acquisitions of $93.9 million relates to Ocean Systems ($51.8 million) and ILEX ($42.1 million) and is being amortized over 40 years resulting in a pro forma charge of $2.3 million per annum. The pro forma balance sheet includes an incremental increase to costs in excess of net assets acquired of $91.7 million after considering acquired cost in excess of net assets acquired of $2.2 million included in the 1998 Acquisitions historical financial statements.

   Other adjustments to the pro forma balance sheet include reductions to cash of $82.4 million representing the use of $77.5 million of the Company's historical cash assumed to have been used to fund partially the 1998 Acquisitions and the elimination of $4.9 million of cash included in the 1998 Acquisitions historical financial statements but not acquired by the Company. Contracts-in-process pro forma adjustments include a net reduction of $2.5 million to reflect $1.0 million of accounts receivable not acquired relating to ILEX, an inventory write-up to fair value of $3.5 million primarily related to finished goods at Ocean Systems and a reduction of $5.0 million relating to the valuation of acquired contracts-in-process at contract price, less the estimated cost to complete and an allowance for normal profit margin on the Company's effort to complete such contracts. The pro forma balance sheet includes a reduction to fixed assets of $3.4 million to eliminate net book value of the Ocean Systems Sylmar facility which will not be acquired by L-3 Communications. The fair value of other fixed assets is not expected to differ materially from their historical carrying amounts. The pro forma statement of operations does not reflect any adjustments related to the inventory write-up and the valuation of acquired contracts-in-process since such adjustments are neither recurring nor material.

   A net increase of $1.0 million was made to the costs and expenses data in the pro forma statement of operations relating to the 1998 Acquisitions, comprised of the following:

                                                                                ($ in millions)
 (a)   Amortization expense of estimated purchase cost in excess of net assets       $ 2.3
 (b)   Elimination of goodwill amortization expense included in the historical
        financial statements for the 1998 Acquisitions.........................       (2.1)
 (c)   Estimated annual rent expense on the Sylmar facility of Ocean Systems
        which will not be acquired by L-3 Communications.......................        1.1
 (d)   Elimination of depreciation expense on buildings and improvements on the  Sylmar facility of Ocean Systems which will not be acquired by L-3
        Communications.........................................................       (0.3)
                                                                               ---------------
         Total increase to costs and expenses..................................      $ 1.0
                                                                               ===============

5. The pro forma adjustments for the 1998 Acquisitions, reflecting the Company before the Offerings, include (a) the elimination of $1.4 million of interest income included in the historical financial statements of the Company to reflect the use of cash on hand to fund partially the purchase price for the 1998 Acquisitions and (b) an increase to interest expense of $5.2 million on debt incurred to fund the remaining purchase prices for the 1998 Acquisitions. Pro forma adjustments for the Offerings reflect a decrease to interest expense of $1.7 million to reflect the reduction in debt from the use of proceeds. The details of interest expense, after such pro forma adjustments follow:

                                                                                     YEAR ENDED
                                                                                  DECEMBER 31, 1997
                                                                          ---------------------------------
                                                                            PRO FORMA COMPANY
                                                                          BEFORE THE OFFERINGS   PRO FORMA
                                                                          -------------------- -----------
                                                                                   ($ in millions)
Interest on Revolving Credit Facility (7.625% on $71.5 million) .........         $ 5.5               --
Interest on the 1997 Notes (10.375% on $225.0 million)...................          23.3            $23.3
Interest on the Notes (assumed 8.25% on $150.0 million)..................            --             12.4
Interest on borrowings under Term Loan Facilities (8.0% on $172.0 million
 and $57.0 million, respectively)........................................          14.0              4.5
Interest on industrial development bond (4.0% on $1.3 million) ..........           0.1              0.1
Commitment fee of 0.5% on unused portion of the Revolving Credit
 Facility (0.5% on $128.5 million and $200.0 million, respectively)  ....           0.6              1.0
Amortization of deferred debt issuance costs.............................           2.0              2.5
                                                                          -------------------- -----------
  Total pro forma interest expense ......................................         $45.5            $43.8
                                                                          ==================== ===========

   In accordance with SEC regulations, the pro forma statement of operations does not reflect interest income on the $50.0 million cash balance in the pro forma balance sheet resulting from the Offerings.

   The Offerings include the Notes Offering and the contribution to the Company by Holdings of the proceeds of the Common Stock Offering. The net proceeds from the Offerings of $236.5 million, comprised of $150.0 million from the Notes Offering less estimated debt issue costs of $5.5 million, and $100.0 million from the contribution of the proceeds of the Common Stock Offering less estimated issuance expenses of $8.0 million, have been assumed to reduce borrowings under the Revolving Credit Facility and Term Loan Facilities by $186.5 million and increase cash and cash equivalents by $50.0 million. The pro forma balance sheet includes the following adjustments:

                                                                               INCREASE
                                                                              (DECREASE)
                                                                          -----------------
                                                                           ($ in millions)
Cash and cash equivalents ...............................................      $  50.0
                                                                          =================
Senior subordinated notes (proceeds from the Notes)......................        150.0
                                                                          =================
Other assets (deferred debt issuance costs)..............................      $   5.5
                                                                          =================
The net proceeds from the Offerings will be used to reduce borrowings and were recorded as follows:
 Current portion of long-term debt.......................................      $  (3.2)
 Revolving Credit Facility...............................................        (71.5)
 Term Loan Facilities....................................................       (111.8)
                                                                          -----------------
                                                                               $(186.5)
                                                                          =================
Shareholders' equity:
Contribution by Holdings of proceeds of Common Stock Offering, less
expenses.................................................................      $  92.0
                                                                          =================

6. The pro forma adjustments were tax-effected, as appropriate, using a statutory (federal, state and foreign) tax rate of 39.0%. The pro forma balance sheet includes an estimated $12.0 million of deferred tax assets related principally to differences between book and tax bases of assumed liabilities related to the 1998 Acquisitions.

7. EBITDA is defined as operating income plus depreciation expenses and amortization expenses (excluding the amortization of debt issuance costs). EBITDA is not a substitute for operating income, net income or cash flows from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements.
   Net debt is defined as long-term debt plus current portion of long-term debt less cash and cash equivalents.

8. For purposes of this computation, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest element.

9. For purposes of this computation, cash interest expense consists of pro forma interest expense excluding amortization of deferred debt issuance costs.